Exhibit 4.16
Supplementary Agreenent C
S/N: NR01-C
     Shenzhen Yusheng Joint Holdings Co. (formerly “Economic Cooperative of 3(1) Group of Fanshen Village, Xing’an Street Office, Bao’an District” , (hereafter Party A) and Jetup Electronic (Shenzhen) Co., Ltd. (hereafter Party B) entered into a lease agreement for factory and dormitory (the Origianl Agreement) on Oct. 17, 2003. Party A and Party B signed Supplementary Contact A and B on Jul. 21, 2004 and Oct. 13, 2004 respectively for changes of the practical condition. Now, Party B needs to rent another 891.82sqm of housing at the first floor of Building E. Through friendly consultation, both Party A and Party B agree to enter into Supplementary Agreement C pursuant to the Contract Law of the People’s Republic of China. Details are as follows:
1.	RMB Nine Thousand Eight Hundred and Ten only (RMB 9,810) shall be paid every month for the newly rented housing (891.82sqm of the area) since May 1, 2007. This new rent shall be paid with that of Supplementary Agreement B signed on Oct. 13, 2004 by both parties.

2.	Other contents and provisions of the Original Agreement, and Supplementary Agreement A and B remain unchanged.

3.	This Agreement has the same legal effect with the Original Agreement, and Supplementary Agreement A and B.

4.	This Agreement is executed in duplicates, and each party shall hold one copy.

5.	This supplementary Agreement shall take effect from the date of its execution.

Party A: Shenzhen Yusheng Joint Holdings Co.	Party B: Jetup Electronic (Shenzhen) Co., Ltd.

Legal representative:	Legal representative:

Signed on: May 1, 2007

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